UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: December 23, 2024

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Lori Macomber as Chief Financial Officer

On December 18, 2024, Legend Biotech Corporation (the “Company”) entered into a Transition Agreement (the “Transition Agreement”) with Lori Macomber, pursuant to which she provided notice of her resignation from her position as the Company’s Chief Financial Officer effective as of January 2, 2025 (the “Effective Date”) for personal reasons. Among other things, the Transition Agreement contains (i) a release of claims against the Company and (ii) the following separation benefits: (a) payment of six months of Ms. Macomber’s current base salary paid in a lump sum, (b) payment of 100% of her annual bonus target for fiscal year 2024, (c) acceleration of the vesting of her equity awards for the portion of such equity awards that would have vested during the six months following the Effective Date, (d) extension of the post-termination exercise period for her stock options for six months past the Effective Date and (e) if elected, payment of a portion of continued health coverage premiums for Ms. Macomber and her dependents under COBRA for up to six months.

The description of the Transition Agreement provided herein is not complete and is qualified in its entirety by reference to the Transition Agreement which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Appointment of Jessie Yeung as Interim Chief Financial Officer

On December 17, 2024, the Company’s board of directors appointed Jessie Yeung as the Company’s Interim Chief Financial Officer and designated her as the Company’s interim principal financial officer and interim principal accounting officer, each effective as of the Effective Date.

Ms. Yeung has nearly two decades of experience in finance. She served as the Company’s Vice President of Investor Relations and Finance since June 2024, after serving as the Company’s Executive Director of Finance since June 2023, and Head of Investor Relations and Corporate Finance from June 2019 to November 2021. Previously, Ms. Yeung served as the Vice President of Investor Relations and Corporate Finance of Rocket Pharmaceuticals, Inc. from 2022 to 2023. Prior to that, she worked at Bank of America Merrill Lynch, Wells Fargo and J.P. Morgan. Ms. Yeung earned her B.S. in Business Administration from Carnegie Mellon University and her MBA from Columbia Business School.

There is no arrangement or understanding between Ms. Yeung and any other person pursuant to which she was selected as an officer of the Company. There are no related party transactions between Ms. Yeung and the Company that would require disclosure, and there is no family relationship between Ms. Yeung and any of the Company’s directors or other executive officers.

EXHIBITS

Exhibit 99.1 — Transition Agreement dated December 18, 2024, between Legend Biotech Corporation and Lori Macomber

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: December 23, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer